UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3 )*

Kosan Biosciences Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50064W 107 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50064W 107

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Daniel V. Santi, M.D., Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 3,662,642 6. Shared Voting Power 65,500 7. Sole Dispositive Power 3,662,642 8. Shared Dispositive Power 65,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,728,142
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 12.81%
12.	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer Kosan Biosciences, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 3832 Bay Center Place Hayward, CA 94545

Item 2.	(a)	Name of Person Filing Daniel V. Santi, M.D., Ph.D.

	(b)	Address of Principal Business Office or, if none, Residence c/o Kosan Biosciences, Inc. 3832 Bay Center Place Hayward, CA 94545

	(c)	Citizenship United States

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 50064W 107

Item 3.	Not applicable

Item 4.	Ownership Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned: 3,728,142

(b) Percent of Class: 12.81%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 3,662,642

(ii) Shared power to vote or to direct the vote 65,500

(iii) Sole power to dispose or to direct the disposition of 3,662,642

(iv) Shared power to dispose or to direct the disposition of 65,500

Item 5.	Ownership of Five Percent or Less of a Class Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable

Item 8.	Identification and Classification of Members of the Group Not applicable

Item 9.	Notice of Dissolution of a Group Not applicable

Item 10.	Certification Not applicable

[SIGNATURE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
Date

By: /s/ Daniel V. Santi, M.D., Ph.D.
Signature

Daniel V. Santi, M.D., Ph.D. Chairman & CEO
Name/Title